December 6, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airgain, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-214794)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, December 8, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated December 5, 2016, through the date hereof:

Preliminary Prospectus dated December 5, 2016:

400 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
Name:	Christopher Weekes
Title:	Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Brett Paschke
Name:	Brett Paschke
Title:	Head of Equity Capital Markets

As Representatives of the several Underwriters